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                                            SEC FILE NUMBER
                                               000-27127
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                                             CUSIP NUMBER
                                               450732201
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one):  |_| Form 10-K |_| Form 20-F |_| Form 11-K
              |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_|  Form N-CSR

              For Period Ended:  September 30, 2006
                                 ----------------------------------------------


              |_|   Transition Report on Form 10-K

              |_|   Transition Report on Form 20-F

              |_|   Transition Report on Form 11-K

              |_|   Transition Report on Form 10-Q

              |_|   Transition Report on Form N-SAR

              For the Transition Period Ended:
                                                -------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
iBasis, Inc.
Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
20 Second Avenue
Burlington, MA 01803
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, a Special Committee of independent directors, appointed by the Board of Directors of iBasis, Inc. (the "Company"), has conducted an internal investigation relating to stock options granted to the employees of the Company, the timing of such grants and their related accounting and tax treatment. On October 20, 2006, the Company disclosed that the Special Committee had concluded that the appropriate measurement dates for determining the accounting treatment of certain stock option grants differ from the measurement dates used by the Company in preparing its financial statements. As a result, the Company currently expects to record additional non-cash charges in the range of $10 million to $20 million for stock-based compensation over the period from December 1999 through April 2006 and will accordingly restate its financial statements for that period. The Company has not yet completed its review of the amount to be recorded in any specific period, nor has the Company determined the tax consequences and any related liabilities that may result from these matters. The amounts to be recorded are subject to review and audit by the Company's independent registered public accounting firm. As a result of the foregoing, the Company was unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date of November 9, 2006 without unreasonable effort or expense. The Company does not anticipate that it will be able to file its Form 10-Q on or before the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25. The Company is focused on resolving these issues as quickly as possible and plans to file its Form 10-Q as soon as practicable.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Richard A. Tennant      (781)                      505-7500
--------------------  -------------   -------------------------------------
       (Name)         (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).            Yes |X| No |_|

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                             Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects to record additional non-cash charges in the range of $10 million to $20 million for stock-based compensation over the period from December 1999 through April 2006 and will accordingly restate its financial statements for that period. The Company has not yet completed its review of the amount to be recorded in any specific period, nor has the Company determined the tax consequences and any related liabilities that may result from these matters. The amounts to be recorded are subject to review and audit by the Company's independent registered public accounting firm.

Except for historical information, all of the expectations, plans and assumptions contained in this Form 12b-25, Notification of Late Filing, including statements regarding the Company's review of its stock option grant practices and related accounting as well as the Company's expected restatement of certain of its historical financial statements, constitute forward-looking statements under Section 21E of the Securities Exchange Act of 1934 and involve risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to the following: the possibility that the review of the Company's stock option grant practices may expand in scope and/or result in additional charges; unanticipated consequences of any restatement; the risk that the anticipated accounting adjustments and other factors described above could have negative tax or other implications for the Company, including additional tax liabilities; the risk that the Company's internal control over financial reporting and disclosure controls and procedures are not, and have not been, effective; the risk that the Company will be unable to comply with its SEC filing obligations in a timely manner; the risk that the Nasdaq Stock Market will delist the Company's common stock; the risk that the Company will face claims and proceedings in connection with its stock option grant practices, including additional shareholder litigation and more formal proceedings by the SEC or other governmental agencies; and the financial impact of the foregoing, including potentially significant litigation defense costs and claims for indemnification and advancement of expenses by directors, officers and others. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the Company's filings with the SEC. iBasis, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 13, 2006   By  /s/ Richard G. Tennant
      -------------------     -------------------------------------------

                              Richard G. Tennant
                              Senior Vice President of Finance and
                              Administration and Chief Financial Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).